Exhibit (a)(1)(I)

Date

Dear Sonic Employee:

We wanted to send this notice to remind you that the deadline of April 29, 2010 (4:00 p.m. Central Time) is approaching for you to elect to participate in the option exchange program.  If you wish to participate in the offer and tender your eligible stock options, as described in the “Offer to Exchange Certain Stock Options for Replacement Options” as well as the other offering materials referred to in, or included as exhibits to, the Schedule TO we filed with the Securities and Exchange Commission on March 31, 2010 (collectively, as amended from time to time, the “Offering Materials”), you must log into the Stock Option Exchange Website at https://sonic.equitybenefits.com and follow the directions listed.

Your participation in the offer is completely voluntary.  You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms.  Questions about the offer or requests for assistance should be made by email to optionexchquestions@sonicdrivein.com, or to the Option Exchange Hotline at (405) 225-5250.